United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale announces shareholders remuneration

Rio de Janeiro, December 1st, 2022 – Vale S.A ("Vale", "Company") informs that its Board of Directors approved interest on capital in the gross amount of R$ 1,319,000,000.00, equivalent to a gross amount of R$ 0.290809381 per share, calculated based on the balance sheet date as of September 30th, 2022 and referring to the anticipation of the destination of results of the current fiscal year.

According to the Shareholder’s Remuneration Policy, the interest on capital will be deducted from the amount to be deliberated regarding the second semester of 2022.

In due course, the Executive Committee will deliberate, on the form and date of payment of the interest on capital. Shareholders will be entitled to remuneration as follows:

1. The record date for holders of Vale's shares traded on B3 will be on December 12th, 2022, and for holders of American Depositary Receipts ("ADRs") traded on the New York Stock Exchange ("NYSE") will be on December 14th, 2022.

2. Vale shares will start trading ex-dividend on the B3 and NYSE from December 13th, 2022.

3. According to Brazilian law, the distribution of interest on capital is subject to the deduction of withholding income tax, except for the exempt beneficiaries that prove compliance with the legal conditions for the exemption. Any change in the shareholder register regarding tax residence and profile shall be completed by December 6th, 2022, to ensure the accurate withholding tax related to the interest on capital announced today.

Vale also informs that the amount of interest on capital may vary due to eventual changes in the number of treasury shares, given the current buyback program. In this case, the Company will issue a new Notice to Shareholders informing the final amount per share.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: December 1, 2022		Head of Investor Relations